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                          September 18, 2020

       John Fowler
       Chief Executive Officer
       Kezar Life Sciences, Inc.
       4000 Shoreline Court, Suite 300
       South San Francisco, CA 94080

                                                        Re: Kezar Life
Sciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 11,
2020
                                                            File No. 333-248752

       Dear Mr. Fowler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jaime L. Chase, Esq.